# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Global Crossing Airlines Group Inc., CIK 0001846084
CUSIP: 37960G401
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 4200 NW 36th Street, Building 5A, Miami Interactional Airport, 4th Floor, Miami, Florida (FL), 33166
Date of event which requires filing of this statement: 04/10/2026
Filed by CIK 0001991451
Persons authorized to receive notices and communications: Galloway Capital Partners, LLC, 650 NE 2nd Avenue, #3007, Miami, Florida (FL), 33132, (917) 405-4591

## Reporting persons
- Galloway Capital Partners, LLC (CIK 0001991451): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 5,372,000; sole dispositive power 0; shared dispositive power 5,372,000; aggregate amount beneficially owned 5,372,000 (8.1% of the class)
  Comment: (1) The securities are held and managed by Galloway Capital Partners, LLC ("GCP"). Bruce Galloway is the managing member of GCP. Mr. Galloway has sole voting and dispositive control of GCP. Mr. Galloway may be deemed to have beneficial ownership of the common stock held directly by GCP.
  
  (2) This percentage is calculated based upon 66,351,785 shares of Common Stock outstanding as of March 2, 2026, as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission on March 5, 2026.
- Galloway Capital, LP (CIK 0002121493): type of reporting person: individual (IN); citizenship or place of organization: Florida (FL); source of funds: other (OO); sole voting power 0; shared voting power 5,372,000; sole dispositive power 0; shared dispositive power 5,372,000; aggregate amount beneficially owned 5,372,000 (8.1% of the class)
  Comment: (1) The securities are held and managed by Galloway Capital Partners, LLC ("GCP"). Bruce Galloway is the managing member of GCP. Mr. Galloway has sole voting and dispositive control of GCP. Mr. Galloway may be deemed to have beneficial ownership of the common stock held directly by GCP.
  
  (2) This percentage is calculated based upon 66,351,785 shares of Common Stock outstanding as of March 2, 2026, as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission on March 5, 2026.
- GALLOWAY BRUCE (CIK 0000924483): type of reporting person: individual (IN); citizenship or place of organization: Florida (FL); source of funds: other (OO); sole voting power 0; shared voting power 5,372,000; sole dispositive power 0; shared dispositive power 5,372,000; aggregate amount beneficially owned 5,372,000 (8.1% of the class)
  Comment: (1) The securities are held and managed by Galloway Capital Partners, LLC ("GCP"). Bruce Galloway is the managing member of GCP. Mr. Galloway has sole voting and dispositive control of GCP. Mr. Galloway may be deemed to have beneficial ownership of the common stock held directly by GCP.
  
  (2) This percentage is calculated based upon 66,351,785 shares of Common Stock outstanding as of March 2, 2026, as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission on March 5, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Global Crossing Airlines Group Inc.
Address of issuer's principal executive offices: 4200 NW 36th Street, Building 5A, Miami Interactional Airport, 4th Floor, Miami, Florida (FL), 33166
Comment:
This Schedule 13D Amendment No. 2, relates to the common stock, par value $0.001 per share ("Common Stock"), of Global Crossing Airlines Group, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 4200 NW 36th Street, Building 5A, Miami Interactional Airport, 4th Floor, Miami, FL 33166. Information given in response to each item below shall be deemed incorporated by reference in all other items below.

As of April 10, 2026, the Reporting Persons (defined below) beneficially owned an aggregate of 5,372,000 shares of Common Stock, representing approximately 8.10% of the outstanding shares of Common Stock.

## Item 2. Identity and Background
Name of person filing:
(i) Galloway Capital Partners, LLC
(ii) Galloway Capital, LP
(iii) Bruce Galloway
Residence or business address: Galloway Capital Partners, LLC is a Delaware limited liability company. Galloway Capital, LP is a Delaware limited partnership, and Bruce Galloway is a resident of Florida. Galloway Capital Partners, LLC is the investment manager of Galloway Capital, LP. Bruce Galloway is the managing member of Galloway Capital Partners, LLC.
Present principal occupation or employment: The address of the principal business office of each Reporting Person is 650 NE 2nd Avenue, 3007, Miami, FL 33132.
Criminal convictions in the last five years: During the last five years, neither Reporting Person nor any executive officer or director of Galloway Capital Partners, LLC has (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, neither Reporting Person nor any executive officer or director of Galloway Capital Partners, LLC has (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: FL

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Galloway Capital Partners, LLC has acquired 5,372,000 shares of Common Stock in open market purchases from August 2024 through April 2026. The shares of Common Stock were purchased with investment capital of Galloway Capital Partners, LLC, Galloway Capital, LP and Mr. Galloway.

The Reporting Persons have effectuated transactions to acquire shares of Common Stock within the past 60 days, as reflected in Schedule 1 to this Report at an average price of $.484 per share. Other than as set forth in this Report, none of the Reporting Persons has effected any transactions in the shares of Common Stock within the past 60 days.

## Item 4. Purpose of Transaction
Purpose of transaction:
Each Reporting Person acquired the securities described in this Schedule 13D for investment purposes and intend to review its investment in the Issuer on a continuing basis. Each Reporting Person may from time to time acquire additional securities of the Issuer or retain or sell all or a portion of the shares then held by such Reporting Person, in the open market, block trades, underwritten public offerings or privately negotiated transactions. Any actions any Reporting Person might undertake with respect to its investment in the Issuer may be made at any time and from time to time and will be dependent upon such Reporting Person's review of numerous factors, including, but not limited to: ongoing evaluation of the Issuer's business, financial condition, operations, prospects and strategic alternatives; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; tax considerations; liquidity of the Issuer's securities; and other factors and future developments.

Each Reporting Person may consider, explore and/or develop plans and/or make proposals (whether preliminary or final) with respect to, among other things, the Issuer's performance, operations, management, governance (including potential changes to the Board), conflicted party transactions, capital allocation policies, and strategy and plans of the Issuer. Each Reporting Person intends to engage the Board and management with respect to the matters referred to in the preceding sentence. In addition, each Reporting Person may, at any time and from time to time, (i) review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto and (ii) propose or consider one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

The Reporting Persons sent the attached letter to management of the Company. The Reporting Persons believe the Company's share price is undervalued and trading at a significant discount and management should take steps to increase shareholder value.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 11 and 13 on the cover pages to this Schedule 13D for the aggregate number and percentage of the class of securities identified pursuant to Item 1 owned by the Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares as to which the Reporting Persons have:
i. Sole power to vote or to direct the vote: See Item 7 on cover pages to this Statement.
ii. Shared power to vote or to direct the vote: See Item 8 on cover pages to this Statement.
iii. Sole power to dispose or direct the disposition: See Item 9 on cover pages to this Statement.
iv. Shared power to dispose or direct the disposition: See Item 10 on cover pages to this Statement.
Transactions in the class effected during the past sixty days: Other than as set forth in response to Item 3 above, no other transactions in the Issuer's Common Stock by the Reporting Persons were effected in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except for the relationships described above and in the responses to Items 4 and 5 herein, none of the Reporting Persons, nor, to the best of their knowledge, any persons identified in Item 2 hereof has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person, with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Ex 99.1 - Joint Filing Agreement
Ex 99.2 - Letter to Management dated April 10, 2026

## Signatures
- Galloway Capital Partners, LLC: /s/ Bruce Galloway, Bruce Galloway, Managing Member (04/10/2026)
- Galloway Capital, LP: /s/ Bruce Galloway, Bruce Galloway, Managing Member (04/10/2026)
- GALLOWAY BRUCE: /s/ Bruce Galloway, Bruce Galloway (04/10/2026)